Condensed Consolidated Interim Financial Statements

(Expressed in United States Dollars)

VERIS GOLD CORP.

For the three months ended March 31, 2014 and 2013

Condensed Interim Consolidated Statements of Financial Position
(In thousands of US dollars - Unaudited)

		March 31,	December 31,
ASSETS	Note	2014	2013
Current assets:
Cash		$1,503	$1,161
Accounts receivable and other		3,981	6,407
Inventories	7	32,786	24,643
		38,270	32,211
Restricted funds	8	56,244	56,369
Mineral property, plant and equipment	9	219,947	223,600
Other assets		652	652
Total Assets		$315,113	$312,832

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities		$93,021	$84,373
Senior secured gold facility	13	80,456	77,309
Forward contracts	11	28,298	24,086
Convertible debt	14	10,457	10,000
Finance lease obligations	16	3,042	3,174
Embedded derivative liabilities	13,14	259	393
		215,533	199,335
Warrants	12	3,717	3,322
Convertible debt	14	6,008	5,521
Deferred tax liabilities		755	785
Decommisioning and rehabilitation provisions	15	55,304	54,970
Finance lease obligations	16	1,596	2,414
		282,913	266,347
EQUITY
Share capital	17	453,534	453,534
Share based payments reserve	17	37,510	37,510
Accumulated other comprehensive income		584	1,050
Deficit		(459,428)	(445,609)
		32,200	46,485
Total Liabilities and Equity		$315,113	$312,832

See accompanying notes to consolidated financial statements.

Nature of operations and going concern – Note 1

Commitments and contingencies – Note 22

Subsequent events – Note 23

Approved on behalf of the Board on May 15, 2014:

“Gerald Ruth”	Director	”Francois Marland”	Director

VERIS GOLD CORP.| 2

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
Three Months Ended March 31
(In thousands of US dollars, except for share and per share amounts - Unaudited)

	Note	2014	2013
Revenue	19	$35,631	$45,360
Cost of sales		35,418	44,944
Gross margin before depreciation and depletion		213	416
Depreciation and depletion		5,870	4,181
Loss from mine operations		(5,657)	(3,765)
General and administrative expenses		1,428	1,763
Loss from operations		(7,085)	(5,528)
Other (expense) income:
Interest expense	4	(5,630)	(987)
Finance and transaction costs	5	(287)	(600)
Derivative (loss) gain	6	(200)	2,087
Environmental costs		(486)	(396)
Other (expense) income		(23)	48
Foreign exchange income (loss)		263	(60)
		(6,363)	92
Loss before income taxes		(13,448)	(5,436)
Income tax expense
Current		(371)	-
Deferred		-	(1,106)
Loss for the period		(13,819)	(6,542)

Other Comprehensive Loss, net of tax:
Items that may be reclassified subsequently to loss:
Foreign currency translation adjustments		(466)	(501)
Total Comprehensive Loss		$(14,285)	$(7,043)

Loss per share – basic and diluted	21	(0.09)	(0.06)

Weighted average number of shares outstanding
Basic and diluted		154,378,365	107,641,344

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP.| 3

Condensed Interim Consolidated Statements of Shareholders’ Equity

For The Three Months Ended March 31, 2014 and 2013

(In thousands of US dollars and thousands of common shares - Unaudited)

	Share Capital, Note 17

			Share based payments	Accumulated other comprehensive
Note	Number	Amount	reserve	(loss) income	Deficit	Total
Balance at January 1, 2013	107,641	$438,313	$36,663	$2,642	$(378,957)	$98,661
Total comprehensive loss
Net loss	-	-	-	-	(6,542)	(6,542)
Other comprehensive loss	-	-	-	(501)	-	(501)
	-	-	-	(501)	(6,542)	(7,043)

Share based payment expense 17(d)	-	-	76	-	-	76
Balance at March 31, 2013	107,641	$438,313	$36,739	$2,141	$(385,499)	$91,694

Balance at January 1, 2014	154,378	$453,534	$37,510	$1,050	$(445,609)	$46,485
Total comprehensive loss
Net loss	-	-	-	-	(13,819)	(13,819)
Other comprehensive loss	-	-	-	(466)	-	(466)
	-	-	-	(466)	(13,819)	(14,285)

Balance at March 31, 2014	154,378	$453,534	$37,510	$584	$(459,428)	$32,200

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP.| 4

Condensed Interim Consolidated Statements of Cash Flows
Three Months Ended March 31
(In thousands of US dollars - Unaudited)

	Note	2014	2013
Operating activities
Net loss for the period		$(13,819)	$(6,542)
Items not affecting cash:
Depreciation and depletion		5,870	4,181
Recognition of deferred revenue		-	(6,445)
Finance cost		2,465	181
Interest on senior secured gold facility	13	3,147	-
Deferred tax recovery		-	1,112
Mark to market on embedded derivatives		(127)	-
Share based payments		-	76
Unrealized foreign exchange loss		(332)	23
Change in non cash working capital	18	5,832	12,406
Cash settlement of deferred revenue		-	(4,233)
		3,036	759
Investing activities
Property, plant and equipment expenditures		(1,474)	(1,891)
Restricted funds		-	6,365
Mineral property expenditures		(5,227)	(7,334)
		(6,701)	(2,860)
Financing activities
Proceeds from derivative gold forward contracts	11	4,001	-
Effect of exchange rate changes on cash		6	(91)
Increase (decrease) in cash		342	(2,192)
Cash, beginning of period		1,161	9,295
Cash, end of period		$1,503	$7,103

Supplemental cash flow information (Note 18)

See accompanying notes to consolidated financial statements.

VERIS GOLD CORP.| 5

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

1.	Nature of operations and going concern

Veris Gold Corp (the “Company”) is a gold metal producer engaged in the mining, exploration and development of mineral properties located in Canada and the United States. The Company is incorporated under the laws of the Province of British Columbia, Canada and its shares are listed on the Toronto Stock Exchange and the Frankfurt Exchange.

The Company’s registered address is 999 West Hastings Street, Suite 1040, Vancouver, British Columbia, Canada V6C 2W2.

The condensed interim consolidated financial statements of the Company as at March 31, 2014, and December 31, 2013, and for the three months ended March 31, 2014 and 2013, comprise the Company and its wholly owned subsidiaries (Note 2(c)).

For properties other than the producing mine at Jerritt Canyon, Nevada, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable.  The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

The Company had a loss from operations of $ 7.1 million for the three months ended March 31, 2014 (2013 – $5.5 million loss), and a $ 3.0 million inflow of cash from operating activities for the same period (2013 – inflow of $0.8 million). At March 31, 2014 the Company had a working capital deficiency of $ 177.3 million (December 31, 2013 – $167.1 million) and an accumulated deficit of $ 459.4 million (December 31, 2013 – $445.6 million). On January 28, 2014, the Company received a Notice of Default under the terms of the Senior Secured Gold Forward Facility held with Deutsche Bank AG.  The Notice of Default arose from the failure of the Company to deliver the required gold as at December 31, 2013 and subsequent months until March 31, 2014 or pay the cash equivalent of the gold delivery shortfall as required under the Agreements.  Deutsche Bank advised the Company that it is considering what actions, if any, it may wish to make in response to the contract concerning this event. These actions may include an assignment of Deutsche Bank’s rights and obligations under the agreements to a third party, or realizing on the security pledged, being the Company's direct and indirect interest in the Jerritt Canyon properties in Nevada.

This event has accelerated efforts undertaken by the Company to restructure or refinance the existing debt commitments, both senior and subordinated, by extending the terms or through the buyout of the debt under new terms.  The restructuring of these liabilities will improve both the cash flow available to the Company as well as the overall capital structure.  As part of these efforts the Company’s Board of Directors appointed a Special Committee, comprised of two independent and one non-independent Director, to review the current options and work with the appointed advisor, Raymond James, to develop and explore refinancing alternatives.

The Company continues to seek external financing to be able to fund existing operations and to settle obligations as they become due. The Company plans to continue to seek out additional debt or equity financing at favorable terms, to restructure the Company’s capital structure.

VERIS GOLD CORP.| 6

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, or maintain profitability or positive cash flows. If the Company is unable to maintain positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. These conditions and matters indicate the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	Basis of preparation

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 2(d).

(b)	Comparative information

During the three months ended March 31, 2014, the Company changed the presentation of its financial statements in order to provide financial statement users with more relevant information. Prior period comparative figures have been amended to conform to the current period’s presentation. In prior periods included in finance and transactions costs, as presented on the condensed interim consolidated statement of operations and comprehensive income, were the following items: interest expense, including accretion of decommissioning and rehabilitation provisions; environmental costs; finance and transaction costs; and, other expenses. These items are all now separately presented on the condensed interim consolidated statement of operations and comprehensive loss. Similarly, in prior periods derivative gains and losses, including those on derivative warrant liabilities, were included in interest and other income as was presented on the condensed interim consolidated statement of operations and comprehensive loss, these derivative gains and losses are now presented separately on the condensed interim consolidated statement of operations and comprehensive loss. Further, in prior periods the current portion of finance lease obligations was included in accounts payable and accrued liabilities as was presented on the condensed interim consolidated statements of financial position and this item is now separately presented. There was no impact on total loss before income taxes in periods presented.

VERIS GOLD CORP.| 7

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of the Company and their geographic locations at March 31, 2014 were as follows:

Property	Location	Ownership
Ketza River Holdings Ltd.	Yukon	100%
Veris Gold U.S.A. Inc.	Nevada	100%
Castle Exploration Inc.	Colorado	100%

(d)	Significant judgments and estimates

IFRS requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Estimates reviewed continually and adjusted as needed based on historical experience and other factors. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2014 are consistent with those applied and disclosed in notes 3 and 4 of the Company’s audited consolidated financial statements for the year ended December 31, 2013.

3.	Changes in accounting standards

Accounting standards adopted January 1, 2014

i)	IFRIC 21 - Levies (“IFRIC 21”)

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 was effective January 1, 2014 and was applied retrospectively. The adoption of this interpretation did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Accounting standards effective January 1, 2015 or later

ii)	IFRS 9 - Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

VERIS GOLD CORP.| 8

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

4.	Interest expense

Interest expense is comprised of:

		Three months ended March 31,
	Note	2014	2013
Interest on senior secured gold facility	13	$(3,147)	$-
Interest on convertible debt	14	(1,170)	(462)
Interest on trade payables		(477)	-
Accretion of decommissioning and rehabilitation provisions	15	(465)	(373)
Interest on finance leases	16	(115)	(112)
Interest on forward contracts	11	(167)	-
Other interest (expense) income		(89)	(40)
		$(5,630)	$(987)

5.	Finance and transaction costs

Finance and transaction costs are comprised of:

		Three months ended March 31,
	Note	2014	2013
Finance and transaction costs		$(287)	$(82)
Transaction costs recognized on senior secured gold facility	13	-	(518)
		$(287)	$(600)

6.	Derivative gain (loss)

Derivative gain (loss) is comprised of:

		Three months ended March 31,
	Note	2014	2013
(Loss) gain on warrants	(i)	$(283)	$758
(Loss) gain on revaluation of gold forwards	(ii)(a)	(44)	1,333
Gain (loss) on convertible debt embedded derivatives	(ii)(b)	61	(4)
Gain on senior secured gold embedded derivatives	(ii)(c)	66	-
		$(200)	$2,087

(i)	The warrants denominated in Canadian dollars are revalued at each reporting period and the change in fair value recorded in net income (Note 12).

VERIS GOLD CORP.| 9

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

(ii)	Gain (loss) on derivatives is comprised of:

a.	Three gold forward contracts entered into in November 2010, January 2012, and March 2014 are accounted for as derivatives.

The fair value of the November 2010 forward contract as at March 31, 2014 was $17.3 million (December 31, 2013 - $17.3 million) with no resulting revaluation gains or losses being recognized in the three months ended March 31, 2014 (2013 – gain of $1.0 million) (Note 11).

The fair value of the January 2012 forward contract as at March 31, 2014 was $6.9 million (December 31, 2013 - $6.8 million) with $0.2 million in interest expense and no resulting revaluation gains or losses being recognized in the three months ended March 31, 2014 (2013 – $nil interest expense and $0.3 million revaluation gain). As at March 31, 2014, the Company and the counterparty were in ongoing negotiations to extend the settlement date of this forward contract.

The fair value of the March 2014 forward contract at inception and as at March 31, 2014 was $4.0 million with $44 thousand resulting revaluation losses being recognized in the three months ended March 31, 2014 (Note 11).

b.	The share conversion option within the convertible debts issued on June 15, 2012, July 19, 2012, October 11, 2012, and April 12, 2013 (Note 14) represents an embedded derivative liability for accounting purposes. These embedded derivatives are bifurcated from the convertible debenture contracts and are recorded at fair value both at inception and at each reporting period based on quoted market prices for the common stock of the Company, with changes in fair value being recognized through other income or loss. On March 31, 2014 the fair value of the embedded derivatives was $0.1 million (2013 - $0.2 million) with revaluation gains of $0.1 million being recognized in the three months ended March 31, 2014 (2013 - $nil).

c.	The variable nature of gold payments, represented by the minimum and maximum prices on future gold deliveries (the “Collars”) relating to the Senior Secured Gold Facility Agreements, were determined to be embedded derivatives (Note 13). The fair value of the Collars was $163 thousand at March 31, 2014 (December 31, 2013 - $229 thousand) resulting in a gain of $66 thousand being recognized in the three months ended March 31, 2014 (2013 - $nil revaluation gains or losses) (Note 13).

7.	Inventories

	March 31,	December 31,
	2014	2013
Finished goods	$1,468	$1,696
Stockpiled ore	19,282	9,178
Work in progress	3,598	5,229
Materials and supplies	8,438	8,540
	$32,786	$24,643

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. As at March 31, 2014 there is a net realizable value provision recorded against materials and supplies inventory of $0.7 million (December 31, 2013 - $0.7 million).

VERIS GOLD CORP.| 10

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

8.	Restricted funds

		March 31,	December 31,
	Note	2014	2013
Chartis commutation account	(a)	$25,547	$25,538
Chartis money market account	(a)	25,273	25,272
Gold forward sale performance reserve	(c)	2,000	2,000
Water use license letter of credit	(b)	2,786	2,895
Cash pledged as security for letters of credit		638	664
		$56,244	$56,369

(a)	The Company purchased from American Insurance Group (AIG), now known as Chartis, an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.5 million was on deposit in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations (Note 15).

During 2010 the Company was required to provide further surety to the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this additional surety requirement, the Company currently has on deposit $25.3 million in money market accounts with Chartis.

During the year ended December 31, 2013, the Company made a payment of $1.7 million to fund obligations with the ERTP and a payment of $1.7 million to fund additional surety bond requirements with the NDEP.

During the three months ended March 31, 2014, the Company earned interest in the amount of $nil from the commutation and money market accounts (2013 - $nil million).

(b)	As required by The Yukon Territorial Government, the Company has funds on deposit in an interest-bearing account with Toronto Dominion Bank reserved for future exploration work in the Yukon related to the Ketza River project.

(c)	As part of the August, 2011 forward gold purchase agreement, the Company was required to deposit $10 million in an escrow account held in the Company’s name. These funds were to be made available when defined production targets have been met (Note 13). The Company met the defined production targets and $8 million of the funds held in escrow were received in February, 2013, the final $2 million is to be released upon settlement of the final scheduled monthly gold delivery. There were no funds received in 2014.

VERIS GOLD CORP.| 11

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

9.	Mineral property, plant and equipment

Mineral property, plant and equipment comprise:

	Mineral Properties
	Non- depletable	Depletable	Land and Buildings	Plant and Equipment	Construction in Progress	Other	Total
Cost
December 31, 2012	91,881	21,719	52,214	116,547	35,062	1,805	$319,228
Additions	16,837	11,920	-	4,285	8,247	14	41,303
Disposals	-	-	-	(460)	-	-	(460)
Commenced Use (d)	-	-	-	34,357	(34,357)	-	-
Development stage gold sales (c)	(3,517)	-	-	-	-	-	(3,517)
Production commencement, (c)	(12,890)	12,890	-	-	-	-	-
Foreign exchange	(5,219)	-	(117)	(93)	-	(31)	(5,460)
December 31, 2013	87,092	46,529	52,097	154,636	8,952	1,788	351,094
Additions	393	2,608	-	52	331	-	3,384
Foreign exchange	(2,986)	-	(64)	(42)	-	(3)	(3,095)
March 31, 2014	$84,499	$49,137	$52,033	$154,646	$9,283	$1,785	$351,383

Accumulated depreciation & Impairment
December 31, 2012	$31,763	$2,008	$12,201	$28,375	$-	$1,279	$75,626
Depreciation & depletion	-	7,859	646	13,031	-	272	21,808
Disposals	-	-	-	(72)	-	-	(72)
Impairment (b)	31,708	-	1,564	23	-	5	33,300
Foreign exchange	(3,060)	-	(3)	(89)	-	(16)	(3,168)
December 31, 2013	60,411	9,867	14,408	41,268	-	1,540	127,494
Depreciation & depletion	-	2,114	441	3,732	-	45	6,332
Foreign exchange	(2,281)	-	(64)	(42)	-	(3)	(2,390)
March 31, 2014	58,130	11,981	14,785	44,958	-	1,582	131,436

Carrying Value
December 31, 2012	$60,118	$19,711	$40,013	$88,172	$35,062	$526	$243,602
December 31, 2013	$26,681	$36,662	$37,689	$113,368	$8,952	$248	$223,600
March 31, 2014	$26,369	$37,156	$37,248	$109,688	$9,283	$203	$219,947

VERIS GOLD CORP.| 12

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

	Jerritt Canyon	Ketza River	Other	Total
	(c)/(d)/(e)	(a)
Net book value
December 31, 2012	$191,546	$51,841	$215	$243,602
Additions	38,760	2,529	14	41,303
Disposals	(388)	-	-	(388)
Development stage gold sales (c)	(3,517)	-	-	(3,517)
Depletion/depreciation	(21,593)	(120)	(95)	(21,808)
Impairment (b)	-	(33,300)	-	(33,300)
Foreign exchange	-	(2,277)	(15)	(2,292)
December 31, 2013	$204,808	$18,673	$119	$223,600

Additions	3,028	356	-	3,384
Depletion/depreciation	(6,322)	-	(10)	(6,332)
Foreign exchange	-	(705)	-	(705)
March 31, 2014	$201,514	$18,324	$109	$219,947

(a)	Ketza River property, Yukon:

The Company has a 100% interest in the Ketza River property including 802 mining claims and leases, a mill and all associated equipment.

(b)	During the three months ended March 31, 2014 and year ended December 31, 2013 the Company assessed the carrying values of its mineral properties for indications of impairment. During the three months ended March 31, 2014 the Company did not record any impairment charge as there were no indications of impairment. During the year ended December 31, 2013 the Company believed that certain indicators such as the recent downturn in the resource industry, specifically in relation to exploration and development phase mining projects and the volatility in the global economy, which had negatively affected precious metals prices had contributed to the decrease in the Company’s share price. As a result, the Company determined that the carrying value of its Yukon exploration properties exceeded the expected net present value of its future cash flows. The Company recorded an impairment charge of $33.3 million as at December 31, 2013. For the purposes of the impairment assessment, the Company projected a long term gold price per ounce of $1,300 and assessed the recoverable amount at fair value less cost of disposal.

(c)	Jerritt Canyon properties, Starvation Canyon, Nevada:

In June 2013 it was determined that the Starvation Canyon mine was producing at a level intended by management, and as such became a production stage asset for accounting purposes. Various factors were considered in making this determination including: 1. major mine infrastructure had been completed; 2. designed and targeted production levels had been achieved; and 3. indicators were observed that suggested operating results would continue at levels designed and targeted. Prior to this determination the Starvation Canyon mine produced an estimated 3,003 ounces of gold, approximately 2,453 of which were recovered and sold. Prior to the attainment of commercial production, an estimated $3.5 million was generated from the sale of these ounces, the proceeds from which were credited to the carrying value of the Starvation Canyon mineral property asset.

(d)	In September 2013 various assets, the most significant being the second tailings facility and water storage reservoir, were commissioned and put into use.

VERIS GOLD CORP.| 13

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

(e)	The First and Second Agreements with Deutsche Bank (Note 13) are guaranteed by the Company and involve the registration of various charges to secure a direct and indirect interest in the Jerritt Canyon properties in Nevada.

10.	Related party transactions

During the three months ended March 31, 2014, the Company was charged a total of $0.1 million (2013 - $0.1 million) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at March 31, 2014 is $0.2 million (as at December 31, 2013 – $0.1 million).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this liability was $6.9 million as at March 31, 2014 (December 31, 2013 - $6.8 million). For the three months ended March 31, 2014, there were no revaluation gains or losses and interest expense of $0.2 million was recognized (2013 – $nil interest expense and $0.3 million revaluation gain) (Note 11).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three months ended March 31, 2014, a total of $0.1 million was charged to the Company under this agreement (2013 – $0.1 million). The amount owing at March 31, 2014 is $0.3 million (December 31, 2013 – $0.2 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

a)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the periods were as follows:

	Three months ended March 31,
	2014	2013
Salaries, directors fees, and short-term benefits	$399	$362
Share-based payments	-	-
	$399	$362

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

VERIS GOLD CORP.| 14

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

11.	Forward contracts

On January 12, 2012, the Company entered into a forward sales contract with a related party (Note 10) which required delivery of 3,665 ounces of gold by June 12, 2012 or a cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company.  This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012.  During the second quarter of 2013, the Company and the counterparty agreed to extend settlement of the contract to June 30, 2013.  Under the terms of the extension, the counterparty received the option to receive an amount of $6.6 million, or alternatively the right to receive 3,839 troy ounces of refined gold.  No settlement was made on either June 30, 2013, or since.  As part of the ongoing extension and renegotiation discussions since June 30, 2013, the Company made a payment of $0.5 million to the counterparty in September, 2013, this payment being almost entirely accrued interest. The fair value of the January 2012 forward contract as at March 31, 2014 was $6.9 million (December 31, 2013 - $6.8 million) with $0.2 million in interest expense and no resulting revaluation gains or losses being recognized in the three months ended March 31, 2014 (2013 – $nil interest expense and $0.3 million revaluation gain). As at March 31, 2014, the contract had not been settled and the Company and the counterparty were in ongoing negotiations to extend the settlement date of this forward contract (Note 6(ii)(a)). The Company incurs certain contractor and lease expenses which are charged to the related party and the ultimate settlement of those charges ($0.7 million as at March 31, 2014) will be deducted from the final settlement amounts.

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. No refined gold was delivered to the counterparty by May 30, 2011, and several extensions of the delivery date have been accepted by the counterparty since that date. As at March 31. 2014, the contract had not been settled. Since May, 2011, the Company has been accruing a late payment penalty of 2.25% per month until the last known maturity date, and has been considering a possible cash payment in lieu of a delivery of physical gold. The Company does not acknowledge any liability to pay interest at the accrued rate or to make any cash payment in lieu of physical gold. The forward contract has been assessed to be a derivative liability and is recorded at fair value at each reporting date. The fair value of the November 2010 forward contract as at March 31, 2014 was $17.3 million (December 31, 2013 - $17.3 million) with no resulting revaluation gains or losses being recognized in the three months ended March 31, 2014 (2013 – gain of $1.0 million) (Note 6(ii)(a)). As at March 31, 2014, the Company and the counterparty were in ongoing negotiations to determine the settlement amount and the amount payable in the event that there is a final outcome of those negotiations could differ significantly from the amount recorded.

On March 27, 2014, the Company entered into a gold sales contract which specifies that 3,500 troy ounces of refined gold would be sold to the counterparty by April 30, 2014. The Company received 90% of the purchase price, or $4.0 million cash, upfront with the remainder payable upon final gold delivery. The fair value of the March 2014 forward contract at inception and as at March 31, 2014 was $4.0 million with $44 thousand resulting revaluation gains losses being recognized in the three months ended March 31, 2014.

VERIS GOLD CORP.| 15

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

12.	Warrants

(a)	Equity Warrants

Equity warrants issued to brokers as compensation related to debt and equity financings are considered to be share-based payments and are thus included as a component of equity (“Equity Warrants”) and are not classified as derivative instruments.

(b)	Derivative Liability Warrants

As the Company’s functional currency is the US dollar, and the issued and outstanding warrants have an exercise price denominated in Canadian dollars, the warrants are therefore classified as derivative instruments. The warrants have been recognized as a liability in the statement of financial position with the movement in fair value recorded in net income (loss) at each reporting date.

As at March 31, 2014 the following warrants were outstanding:

Derivative liability warrants					In thousands

Expiry date	Note	Exercise price (C$)	December 31, 2013	Warrants issued	Warrants exercised/ expired	March 31, 2014	Fair Value as at December 31, 2013	Fair Value as at March 31, 2014
February 8, 2015	13	4.40	4,000	-	-	4,000	8	28
May 23, 2015		4.00	3,908	-	-	3,908	15	54
June 15, 2015¹	14(a)	1.95	2,010	-	-	2,010	32	64
July 19, 2015²	14(a)	1.95	1,333	-	-	1,333	23	44
October 12, 2015²	14(a)	1.95	670	-	-	670	15	24
Dec 18, 2016		2.35	3,600	-	-	3,600	148	174
April 12, 2018	14(b)	0.50³	3,400	-	-	3,400	329	477
July 5, 2018	14(b)	0.50³	500	-	-	500	53	72
August 16, 2016	17(c)(ii)	0.60	4,675	-	-	4,675	516	492
August 16, 2016	17(c)(ii)	0.65	3,197	-	-	3,197	336	323
September 18, 2016	17(c)(iii)	0.60	7,500	-	-	7,500	869	1,070
December 2, 2016	17(c)(iv)	0.50	7,502	-	-	7,502	978	895
Derivative liability warrant total			42,295	-	-	42,295	$3,322	$3,717

Equity warrants
Expiry date	Note	Exercise price (C$)	December 31, 2013	Warrants issued	Warrants exercised/ expired	March 31, 2014	Equity Value as at December 31, 2013	Equity Value as at March 31, 2014
Dec 18, 2014		2.10	432	-	-	432	$171	$171
Dec 18, 2016		2.35	152	-	-	152	81	81
April 12, 2015	14(b)	1.85	100	-	-	100	58	58
August 16, 2015	17(c)(ii)	0.60	708	-	-	708	137	137
September 18, 2016	17(c)(iii)	0.60	188	-	-	188	40	40
September 18, 2016	17(c)(iii)	0.65	675	-	-	675	140	140
Equity warrant total			2,255	-	-	2,255	$627	$627
Warrant total			44,550	-	-	44,550

VERIS GOLD CORP.| 16

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

1 Warrant holders exercised their option to amend the exercise price from $3.00 to $1.95 on January 14, 2013.

2 Warrant holders exercised their option to amend the exercise price from $3.00 to $1.95 on February 14, 2013.

3 On January 31, 2014 the Company entered into an extension agreement in which the exercise price was amended from US$1.80 to CAD$0.50 (Note 14(b)).

The fair value of the liability warrants was $3.7 million as at March 31, 2014 (December 31, 2013 - $3.3 million) and all warrants were long-term in nature. During the three months ended March 31, 2014, a $0.3 million loss was recognized in the consolidated statement of operations and comprehensive loss as a result of changes in the fair value of the warrants (2013 - $0.8 million gain), and $nil was recognized in share capital as a result of the fair value of warrants exercised during the period (2013 - $nil).

The warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 112%, weighted average expected lives of the warrants of 2.3 years, and weighted average annual risk-free rates of 1.11%.

13.	Senior secured gold facility

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “First Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. The net cash proceeds represent the $120 million Prepayment net of: (i) $10 million deposited into an escrow account in the Company’s name to be made available upon the Company achieving defined production targets (Note 8(c)); (ii) the $29.9 million settlement of the outstanding senior secured notes; and, (iii) $6.6 million in transaction and legal costs. The February 2013 obligations under the Agreements were net cash settled contemporaneously with the release of $8 million of previously restricted performance reserve funds (Note 8(c)). The Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

On February 7, 2012, the Company entered into a second Forward Gold Purchase Agreement (the “Second Agreement”) with Deutsche Bank. Under the Second Agreement the Company received a gross prepayment of $20 million (the “Second Prepayment”), of which net cash proceeds of $18.9 million were received on February 8, 2012. The net cash proceeds represent the $20 million Second Prepayment net of $1.1 million in transaction and legal costs. The Second Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

Under the terms of the First and Second Agreements, the Company has sold to Deutsche Bank, a Contract Quantity of Gold. As at March 31, 2014, the Company is obligated to make settlements equivalent to gold deliveries of 4,980 ounces per month (the “Future Gold Deliveries”). As of March 31, 2014, the Company has made the following settlements and has the following obligations for future deliveries:

	March 31, 2014		December 31, 2013
	Au oz's	Au oz's	Au oz's	Au oz's
	Settled	Future Delivery	Settled	Future Delivery
Senior Secured Gold Facility	96,600	105,230	96,600	105,230

VERIS GOLD CORP.| 17

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

Pursuant to the terms of the Agreements, in July and August of 2013 the Company elected to net-cash settle the two $4.23 million obligations due for those two months. These cash payments represented the $850 per ounce due on the monthly 4,980 ounce gold delivery scheduled for those months. The election to cash settle was indicative that the Agreements were no longer held for the purpose of delivering gold in accordance with the Company’s expected requirements. As such, the cash-settlement election (the “Triggering Event”) triggered the need to reassess the deferred revenue accounting treatment originally adopted for the Agreements. Under the original deferred revenue treatment the initial proceeds received by the Company from the Agreements, less the $9.9 million attributable warrants issued along with the Second Agreement, were being recognized from deferred revenue liabilities into revenue on a per-ounce basis, as the ounces were delivered.

The reassessment of the Agreements required by the Triggering Event resulted in the Company concluding that as of July 1, 2013 the Agreements were financial liabilities. Further, the variable pricing used for the additional gold payments, represented by the minimum and maximum prices on future gold deliveries (the “Collars”), were determined to be derivatives embedded within the Agreements, thus making the Agreements financial liabilities. It was determined that for accounting purposes upon the Triggering Event that the embedded derivative Collars be initially recognized at fair value and then subsequently measured at fair value through profit or loss.

The initial and subsequent fair value of the Collars is determined by reference to the aggregated value of certain gold calls with pricing and settlement dates similar to (i) the Collars’ pricing; and (ii) the Agreements’ scheduled future gold delivery obligation dates. The initial fair value of these embedded derivative liabilities was determined to be $0.9 million. The fair value of this embedded derivative as of March 31, 2014 was $163 thousand (December 31, 2013 - $229 thousand), resulting in a $66 thousand gain (2013 - $nil) from derivatives being recognized in the three months ended March 31, 2014 (Note 6(ii)(c)).

The Senior Secured Gold Facility, which represents the debt-host contract of the Agreements, excluding the separately valued and accounted for embedded derivative liabilities, is a financial liability that was also recorded initially at fair value as of July, 2013; and, as been subsequently measured at amortized cost using the effective interest method. The initial fair-value of this financial liability was $92.0 million, which was determined by using an effective interest rate of 18% applied to the anticipated monthly cash-flows attributable to the scheduled monthly gold delivery obligations of the Agreements. Interest expense of $3.1 million was recognized for the three months ended March 31, 2014 (2013 - $nil) (Note 4).

As of March 31, 2014, the Senior Secured Gold Facility had the following carrying values:

	March 31, 2014		December 31, 2013
	Current	Long Term	Current	Long Term
Senior Secured Gold
Facility	$80,456	$-	$77,309	$-

The Company incurred $8.7 million of fees to parties involved in the Agreement, of which $1.7 million was expensed as transaction costs and the balance of $7.0 million paid to Deutsche Bank was originally deferred based on the direct relationship the fees have with the revenue expected to be recognized in future periods.

These previously deferred transaction costs were contemplated as part of the revaluation of the Senior Secured Gold Facility and, as of the July 2013 revaluation date, are no longer separately presented and amortized.

On January 28, 2014, the Company received a notice of default from Deutsche Bank for failure to make the full scheduled delivery as of December 31, 2013 or any amount in cash corresponding to the gold delivery shortfall. Subsequent to year end, the Company has failed to make the scheduled delivery for December 2013 and January, February, March, and April 2014, or any amount in cash corresponding to the gold delivery shortfall.

VERIS GOLD CORP.| 18

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

Deutsche Bank has advised the Company that it is considering what actions, if any, it may wish to make in response to the contract concerning this event. These actions include an assignment of Deutsche Bank’s rights and obligations under the agreements to a third party or realizing on the security granted.

14.	Convertible debt

(a)	Convertible debentures

The Company issued unsecured convertible debentures on June 15, 2012 (the “June Debentures”), July 19, 2012 (the “July Debenture”), October 11, 2012 (the “October Debenture”), for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The June, July, and October Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively.

At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual (the “Market Price”), discounted by 5% per Share (the "Conversion Option").

Upon the Maturity Date, the Debentures and all interest accrued thereon may, at the Company's discretion, be paid in cash, Shares (up to a maximum of 75%), or any combination of cash and Shares (up to a maximum of 75% Shares). The Company may only elect to convert all or any part of the Debentures outstanding in Shares if the market price for the Shares is greater than $2.00 for at least five out of the ten trading days preceding the date in which the Company delivers the Shares to the holder (such date not to be less than twenty days prior to the Maturity Date). The holder will have the option to require early repayment in the event of default by the Company.

For the June, July, and October Debentures, the Company also issued 201,011; 133,332; and, 66,956 common shares, respectively of the Company (the "Structuring Shares"), and 2,010,125; 1,333,333; and, 669,568 common share purchase warrants (the "Warrants"), respectively, to the Debenture holders. Each Warrant entitles the holder to purchase one Share at an exercise price of $3.00 and will expire three years following the Closing Date. On January 14, 2013 the holders of the June Debentures exercised their option to amend the exercise price of the June Warrants from $3.00 to $1.95. On February 14, 2013 the holders of the July and October Debentures exercised their option to amend the exercise price of the July and October Warrants from $3.00 to $1.95.

(b)	Convertible note

On April 12, 2013, the Company entered into a senior unsecured promissory note, which was amended on May 15, 2013 (the “Note”) with a principal sum of US$10.0 million. The Note bears an interest at a rate of 9% per annum and matured on December 12, 2013.

In connection with the Note, the Company also issued to the lender 3,400,000 five-year common share purchase warrants with an exercise price of US$1.80 per warrant. In connection with the Note transaction, the Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”), and also issued Casimir 100,000 common share purchase warrants with an exercise price of C$1.85 and a term of two years from the Closing Date.

VERIS GOLD CORP.| 19

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

The Note provides that from and after the maturity date or at the election of the Lender in an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the amended Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of: (a) US$0.50, provided that if the US$0.50 floor price would cause the Lender’s ownership interest in the Company to be greater than 19.9% of the Company’s issued and outstanding common shares, the floor price shall be the price that would cause the Lender’s ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 10% per share. The ability of the Lender to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion. In addition, pursuant to the terms of the Note, on July 5, 2013, the Company issued the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of July 5, 2018.

As a result of the conversion option features in the Debentures and the Note, both convertible debt instruments are recorded as compound financial liabilities. For accounting purposes the conversion options are embedded derivative liabilities which are initially bifurcated from the debt host contracts (the Debentures and the Note), are measured separately at fair value, and subsequently re-measured at fair value through interest and other income (expense) (Note 8) at each reporting date. The debt component of the Debentures and the Note are measured at amortized cost, and is accreted over the expected term to maturity using the effective interest method.

As of March 31, 2014 the US $10 million principal had not been paid and remained outstanding. In January 2014 the Company entered into an agreement with the Lender to extend the maturity date of the Note to January 12, 2014, and to amend the exercise price of the related warrants from US$1.80 to CAD$0.50. The amendment to the exercise price of the warrants became effective as of February 14, 2014. The principal amount was not settled on the extended January 12, 2014 maturity date, this resulted in the Company incurring interest on the outstanding balance at a rate of 21% per annum, payable monthly. The carrying value of the Note was $10.5 million as at March 31, 2014 (December 31, 2013 - $10 million).

The table below provides a summary of the allocation on the initial recognition of the issued convertible debt:

Initial value	Components
	Debt	Embedded	Equity	Warrant Liability	Total
		Derivative		Note 12
CAD
June 15, 2012	$1,947	$152	$584	$3,317	$6,000
July 20, 2012	846	141	453	2,560	4,000
October 11, 2012	569	71	213	1,147	2,000
April 12, 2013	7,344	459	-	2,331	10,134
	10,706	823	1,250	9,355	22,134
USD
June 15, 2012	1,901	148	570	3,238	5,857
July 20, 2012	840	140	450	2,539	3,969
October 11, 2012	578	69	214	1,169	2,030
April 12, 2013	7,247	453	-	2,300	10,000
	$10,566	$810	$1,234	$9,246	$21,856

The Debentures had a total of $1.3 million of transactions costs incurred with the issuance which were allocated to the components noted above on a pro-rata basis. The Debentures had a $0.6 million portion attributed to the debt components which have been deferred and will be amortized over the term of the Debentures; $0.1 million portion attributed to the Structuring shares which was recorded in equity net of the allocated proceeds; and the remainder was included in expensed transaction costs (Note 5).

VERIS GOLD CORP.| 20

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

As at March 31, 2014 the carrying value of the embedded derivative and debt components of the convertible debt instruments was as follows:

Carrying value	Embedded Derivative		Debt
	March 31,	December 31,	March 31,	December 31,
	2014	2013	2014	2013
June 15, 2012	83	148	3,036	2,830
July 20, 2012	8	9	1,962	1,763
October 11, 2012	4	5	1,010	928
April 12, 2013	1	1	10,457	10,000
	96	163	16,465	15,521
Current portion	-	-	(10,457)	(10,000)
	96	163	6,008	5,521

15.	Decommissioning and rehabilitation provisions

Changes in reclamation obligations:

	March 31,	December 31,
	2014	2013
Balance, beginning of period	$54,970	$54,629
Accretion expense	465	1,707
Foreign exchange	(131)	(238)
Reclamation spending	-	-
Revisions in estimates of liabilities and additional obligations	-	(1,128)
	$55,304	$54,970

As at March 31, 2014 and December 31, 2013 all of the decommissioning and rehabilitation provisions were long-term in nature.

The Company’s decommissioning and rehabilitation provisions consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines is currently estimated at $51.9 million (2013 - $51.5 million) reflecting payments for approximately the next 24 years. The present value of obligations relating to exploration activity are currently estimated at $3.4 million (2013 - $3.5 million) reflecting payments for approximately the next 10 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance, and other costs.

The undiscounted value of this liability is $70.0 million (2013 - $70.5 million). Inflation rate assumptions of 1.7% and discount rates of 2.5% – 3.5% have been used to determine the present value of the obligation. The 2013 revision in estimates of liabilities and reduction in obligations is primarily due to the recognition of additional future reclamation obligations offset by increased discount rates (2012 increased due to recognition of additional future reclamation obligations). The majority of future estimated decommissioning and rehabilitation work has been funded through cash deposits held at various financial and government institutions (Note 8).

VERIS GOLD CORP.| 21

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

16.	Finance lease obligations

The Company has finance lease obligations at the Queenstake Resources U.S.A., Inc. subsidiary for equipment used for the Jerritt Canyon operations. The net carrying amount of the leased equipment included in mobile plant and equipment was $8.3 million at March 31, 2014 (December 31, 2013 - $8.7 million) (Note 9).

	March 31,	December 31,
Maturity analysis of finance leases:	2014	2013
Current	$3,042	$3,174
Non-current	1,596	2,414
	$4,638	$5,588

	March 31,	December 31,
Reconciliation of minimum lease payments	2014	2013
Less than a year	$3,342	$3,660
2 years	1,403	1,945
3 years	184	340
	4,929	5,945
Less: future finance charges	(291)	(357)
Present value of minimum lease payments	$4,638	$5,588

17.	Share capital and share based payments

(a)	Authorized share capital consists of an unlimited number of common shares

(b)	On October 9, 2012, the Company completed a ten for one consolidation (the “Consolidation”) of the Company's common shares. On October 9, 2012, the 996,901,669 common shares issued and outstanding were consolidated to approximately 99,689,930 common shares. The Company's outstanding stock options and listed warrants were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices and warrant exercise prices respectively. All comparative period information has been adjusted to reflect this Consolidation.

(c)	Common shares issued and outstanding

(i)	On April 12, 2013, the Company issued 100,000 broker compensation warrants concurrently with the issuance of convertible note (Note 14). The broker compensation warrants had a fair value of $0.1 million at issuance which was recorded in equity (Note 12).

(ii)	On August 16, 2013, the Company closed a public offering of 9,349,362 Units at a price of C$0.52 per Unit and 6,393,310 Flow-Through Units at a price of C$0.55 per Unit for gross proceeds of $8.1 million. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each Unit Warrant has an exercise price of C$0.60 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Each whole Flow-Through Unit warrant has an exercise price of C$0.65 and entitles the holder thereof to acquire one common share of the Company until August 16, 2016. Of the gross proceeds $6.1 million was attributed to common shares and recorded in equity, $0.2 million was attributed to the flow-through share premium and recorded in deferred tax liabilities, and $1.8 million was attributed to the warrants and recorded in warrant liability.

VERIS GOLD CORP.| 22

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

The Company paid agents fees equivalent to 7% ($0.9 million) of the public offering. The agents’ fees were satisfied with $0.6 million in cash, and 314,853 common shares of the Company. The shares had a value of $0.2 million. 78% of the agents fees were recorded in equity and 22% were recorded in transaction costs and finance fees (Note 5).

The Company also issued agents 708,420 broker compensation warrants with a fair value of $0.1 million. 78% of the broker compensation warrants were recorded in equity and 22% were recorded in transaction costs and finance fees (Note 5). Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.60 per share until August 16, 2015.

(iii)	On September 18, 2013, the Company closed a private placement for gross proceeds of $7.6 million, from the issuance of an aggregate of 15,000,000 units at price of C$0.52 per unit. Each unit consisted of one common share and one half of one share purchase warrant exercisable to purchase one additional common share at a price of C$0.60 per share until September 18, 2016. Of the gross proceeds $6.0 million was attributed to common shares and recorded in equity, and $1.6 million was attributed to the warrants and recorded in warrant liability.

The Company paid agents fees equivalent to 5% ($0.4 million) of the private placement. The agents fees were satisfied with $0.2 million in cash, and 375,000 units under the same terms as the private placement. 79% of the agents fees were recorded in equity and 21% were recorded in transaction costs and finance fees (Note 5).

The Company also issued agents 675,000 broker compensation warrants with a fair value of $0.1 million. 79% of the broker compensation warrants were recorded in equity and 21% were recorded in transaction costs and finance fees (Note 5). Each broker compensation warrant consisted of one common share purchase option exercisable to purchase one additional common share in the Company at a price of C$0.65 per share until September 18, 2016.

(iv)	On December 2, 2013, the Company closed a public offering of 8,488,780 Units at a price of C$0.405 per Unit and 6,515,628 Flow-Through Units at a price of C$0.43 per Unit for gross proceeds of $5.9 million. Each Unit and Flow-Through Unit is comprised of one common share of the Company and one half of one common share purchase warrant. Each whole Unit and whole Flow-Through Unit Warrant has an exercise price of C$0.50 and entitles the holder thereof to acquire one common share of the Company until December 2, 2016. Of the gross proceeds $4.6 million was attributed to common shares and recorded in equity, $0.2 million was attributed to the flow-through share premium and recorded in deferred tax liabilities, and $1.1 million was attributed to the warrants and recorded in warrant liability.

The Company paid agents fees equivalent to 6% ($0.5 million) of the public offering. The agents fees were satisfied with $0.4 million in cash, and 300,088 common shares of the Company. The shares had a value of $0.1 million. 81% of the agents fees were recorded in equity and 19% were recorded in transaction costs and finance fees (Note 5).

VERIS GOLD CORP.| 23

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

(d) Stock options

The Company has a stock option plan (“the Plan”) in place under which the Board of Directors may grant options to acquire common shares of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, cannot exceed 10% of the issued and outstanding securities. The options vest over a variable period of time up to three years dependent upon the individual’s role and any specified performance criteria. The company is currently restricted from issuing new stock options pending the completion of regulatory compliance matters pertaining to the Company’s most recently approved Stock Option Plan.

The total fair value of the stock based compensation recognized during the three months ended March 31, 2014 was $nil (2013 - $0.1 million). The fair value of stock options granted during the three months ended March 31, 2014 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2014	2013
Weighted average fair value at grant date ($)	$-	$1.40
Expected dividend yield (%)	-	0%
Average risk-free interest rate (%)	-	1.3%
Expected life (years)	-	5.0
Expected volatility (%)	-	127%
Forfeiture rate (%)	-	0%

Continuity of stock options outstanding is as follows:

	Options outstanding (000's)	Weighted average exercise price (C$/option)
At December 31, 2012	6,246	2.97
Granted	515	1.44
Expired	(1,043)	3.42
Forfeited	(198)	1.84
At December 31, 2013	5,520	2.78
Granted	-	-
Exercised	-	-
Expired	(1,200)	2.63
Forfeited	-	-
At March 31, 2014	4,320	2.82

The following information pertains to the options outstanding at March 31, 2014:

Options Outstanding				Vested
Exercise Price (C$)	Options outstanding (000's)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)	Options outstanding (000's)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)
1.42 - 2.50	1,268	1.55	0.97	1,268	0.55	0.97
2.51 - 3.50	2,571	3.06	1.55	2,566	3.06	1.54
3.51 - 4.50	161	4.50	2.45	161	4.50	2.45
4.51 - 7.40	320	5.11	2.14	320	5.11	2.14
	4,320	2.82	1.45	4,315	2.82	1.45

VERIS GOLD CORP.| 24

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

18.	Supplemental cash flow information

Three months ended March 31,	2014	2013
Change in operating working capital
Accounts receivable and other	$2,385	$1,129
Inventories	(7,681)	2,723
Accounts payable and accrued liabilities	11,128	8,554
	$5,832	$12,406

Three months ended March 31,	2014	2013
Operating activities include the following cash paid:
Interest paid	$75	$-
Income taxes paid	-	-
	$75	$-

19.	Segmented information

All of the Company’s operations are within the mining sector, primarily the acquisition, exploration and production of gold, conducted through operations in North America. As of March 31, 2014, the Company had one producing gold mine located in Nevada, USA and exploration properties in Canada (Yukon) and the USA. For the three months ended March 31, 2014 and 2013, 100% of the Company’s gold production was sold through a single broker.

The Company’s operating segments reflect the Company’s geographical operations and are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, the Chief Operating Officer.

March 31, 2014	Canada	USA	Consolidated
Current assets	$2,456	$35,814	$38,270
Non current assets	21,847	254,996	276,843
Total assets	24,303	290,810	315,113

Current liabilities	16,619	198,914	215,533
Non current liabilities	13,872	53,508	67,380
Total liabilities	$30,491	$252,422	$282,913

December 31, 2013	Canada	USA	Consolidated
Current assets	$1,594	$30,617	$32,211
Non current assets	22,459	258,281	280,740
Total assets	24,053	288,898	312,951

Current liabilities	16,205	183,130	199,335
Non current liabilities	13,245	53,886	67,131
Total liabilities	$29,450	$237,016	$266,466

VERIS GOLD CORP.| 25

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

Three months ended March 31, 2014	Canada	USA	Consolidated
Mining sales	$-	$35,631	$35,631
Cost of sales (excluding depreciation & depletion)	-	35,418	35,418
Depreciation & depletion	10	5,860	5,870
Income tax expense	-	371	371
Net income (loss)	(868)	(12,951)	(13,819)
Capital expenditures	$356	$3,028	$3,384

Three months ended March 31, 2013	Canada	USA	Consolidated
Mining sales	$-	$45,360	$45,360
Cost of sales (excluding depreciation & depletion)	-	44,944	44,944
Depreciation & depletion	20	4,161	4,181
Income tax expense	1,106	-	1,106
Net income (loss)	(802)	(5,740)	(6,542)
Capital expenditures	$754	$10,234	$10,988

20.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

a)	Financial assets and liabilities classified as Fair Value Through Profit or Loss (FVTPL)

The Company’s financial assets and liabilities classified as FVTPL are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income.

The Company’s derivative financial assets and liabilities classified as FVTPL are as follows:

		March 31,	December 31,
	Notes	2014	2013
Current derivative liabilities
Derivatives embedded in convertible debt	14	96	164
Derivatives embedded in senior secured gold facility	13	163	229
Forward contracts	11	28,298	24,086
		28,557	24,479
Non-current derivative liabilities
Warrants	12	3,717	3,322
		$3,717	$3,322

b)	Other categories of financial instruments

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

The fair value of borrowings was determined using discounted cash flows at prevailing market rates and the fair value is approximately equal to the carrying value of the debt.

VERIS GOLD CORP.| 26

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

c)	Fair value measurements of financial assets and liabilities

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the reporting period.

An assessment of the Company’s financial instruments carried at fair value is set out below:

	March 31, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Financial Assets
Cash and cash equivalents	$1,503	$-	$1,161	$-
Restricted funds	56,244	-	56,369	-
	57,747	-	57,530	-
Financial Liabilities
Derivatives embedded in convertible debt	-	96	-	164
Derivatives embedded in senior gold facility	-	163	-	229
Warrants	-	3,717	-	3,322
Forward contracts	-	28,298	-	24,086

	$-	$32,274	$-	$27,801

The fair value measurement methodologies used for the level 2 inputs were as follows:

The fair value of the derivative liability forward contracts (Note 11) are calculated using quoted forward gold curve prices applied to the amount of ounces the Company is obligated to deliver under the terms of the forward contract liability;

The fair value of derivative liability warrants (Note 12) is calculated using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 112%, weighted average expected lives of the warrants of 2.3 years, and weighted average annual risk-free rates of 1.11%;

The fair value of the embedded derivative liabilities represented by the equity conversion options included in the convertible debt instruments (Note 14) is determined through forecasted conversion option values determined through Monte Carlo simulation analysis’; and,

The fair value of the embedded derivative liabilities arising from the Collars included in the Deutsche Bank Agreements (Note 13) is determined by reference to the aggregated value of certain gold calls with pricing and settlement dates similar to (i) the Collars’ pricing; and (ii) the Agreements’ scheduled future gold delivery obligation dates.

At March 31, 2014 there were no financial assets or financial liabilities recognized at fair value on a non-recurring basis.

VERIS GOLD CORP.| 27

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

d)	Financial Risk Management

The Company is exposed to the certain risks through its use of financial instruments, including market risk (currency risk, interest rate risk and commodity price risk), credit risk, and liquidity risk.

The Company manages its exposure to risk through the identification and analysis of risks faced by the Company, setting appropriate risk limits and controls, and monitoring those risks and adherence to the limits and controls that are established. Risk management is carried out by senior management under the approval of the Board of Directors. Risk management practices are reviewed regularly by senior management and the Audit Committee to reflect changes in market conditions and the Company’s activities.

Market risk

Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or commodity prices will affect the fair values or future cash flows of the Company.

(i)	Currency risk

Results are reported in US dollars. The majority of our operating and capital expenditures are denominated and settled in US dollars. The largest single exposure we have is to the Canadian dollar through cash holdings and corporate administration costs. Consequently, fluctuations in the US dollar exchange rate against the Canadian dollar increases the volatility of corporate administration costs and overall net earnings, when translated into US dollars. The Company manages this risk by maintaining funds in Canadian dollars to support the cash requirements of those operations. The Company does not use any foreign exchange contracts to hedge these currency risks.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in Canadian dollars:

In thousands of CAD	March 31,	December 31,
	2014	2013
Cash and cash equivalents	$289	$-
Accounts receivable	1,520	1,144
Restricted funds	3,786	3,786
Accounts payable and accrued liabilities	(6,708)	(6,428)

Based on the above net exposures as at March 31, 2014, a 10% appreciation or depreciation in the Canadian dollar against the US dollar, assuming all other variables remain constant, would result in $0.1 million (2013 - $0.1 million) increase or decrease, respectively, in operating results and shareholders’ equity.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

The Company is not exposed to interest rate risk on any borrowings because they are all held at fixed interest rates.

VERIS GOLD CORP.| 28

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

(iii)	Commodity price risk

The Company sells its gold production in the world market. The market prices of gold are the primary drivers of our profitability and ability to generate free cash flow. All of our future gold production is unhedged in order to provide our shareholders with full exposure to changes in the market gold price.

The Company is also exposed to fluctuations in the market prices of gold through our derivative and non-derivative forward gold contracts as increases in the market prices of gold will increase the value of gold used for settlement of these contracts.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash and cash equivalents, restricted funds, and trade and other receivables. For cash and cash equivalents, restricted funds, and trade and accounts receivable, credit risk exposure equals the carrying amount on the statement of financial position.

(i)	Cash and cash equivalents

The Company manages its credit risk on cash and cash equivalent balances by maintaining balances with Tier 1 Canadian banks with a Standard & Poor’s rating of AA.

(ii)	Restricted funds

The Company has funds of $50.8 million included in restricted funds (Note 8) with a third party insurer with a Standard & Poor’s rating of A+ to fund future reclamation costs at Jerritt Canyon. The Company maintains title to these funds should the third party be in default of their obligations or enters into bankruptcy protection.

Also included in restricted funds is $2.0 million in an escrow account held in the Company’s name at a European bank with a Standard & Poor’s rating of A+ (Note 8). These funds relate to the senior secured gold facility (Note 13), and will be made available to the Company when defined production targets are achieved.

The remaining $3.6 million in restricted funds at March 31, 2014, which relate to a water use license letter of credit and cash pledged as security for letters of credit (Note 8), are held as short term deposits with a Tier 1 Canadian bank with a Standard & Poor’s rating of AA-.

Liquidity risk

Liquidity risk is the risk of loss from not having sufficient funds to meet financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses.

VERIS GOLD CORP.| 29

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

The following are the contractual maturities of the undiscounted cash flows of derivative and non-derivative liabilities:

	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and accrued liabilities	$93,021	$-	$-	$-	$93,021
Finance lease obligations	924	2,418	1,403	184	4,929
Convertible debt	10,457	-	11,277	2,506	24,240
Forward contracts	28,298	-	-	-	28,298
Senior secured debt facility	89,446	-	-	-	89,446
At March 31, 2014	222,146	2,418	12,680	2,690	239,934

Accounts payable and accrued liabilities	84,373	-	-	-	84,373
Finance lease obligations	1,043	2,617	1,945	340	5,945
Convertible debt	10,000	-	6,511	7,813	24,324
Forward contracts	24,086	-	-	-	24,086
Senior secured debt facility	89,446	-	-	-	89,446
At December 31, 2013	$208,948	$2,617	$8,456	$8,153	228,174

e)	Managing Capital

The Company manages capital so as to support the capital required for the ongoing operations, and for development of the Companies mineral properties.  The capital of the Company consists of shareholders’ equity; debt and convertible debt instruments; and, cash.

The capital structure of the Company is evaluated by management on an ongoing basis and is adjusted as changes occur in both the economic conditions of the industry in which the Company operates, and the capital markets available to the Company.   A component of managing capital includes planning, budgeting and forecasting processes to determine the Company’s capital requirements.  As part of the management of capital, subsequent to December 31, 2013, the Company appointed a Restructuring Special Committee (the "Special Committee") to investigate strategic refinancing alternatives, and to plan the financial restructuring of the Company. The Special Committee, which is comprised of two independent Directors and one non-independent Director, has engaged, Raymond James Inc. as its sole investment banking advisor to assist with identifying and evaluating refinancing alternatives.

21.	Earnings per share

As a result of the net loss incurred during the three months ended March 31, 2014, the effect of the convertible debt and convertible note (Note 14), 44,550,000 warrants (2013 – 18,870,040 warrants) (Note 12), and 4,320,000 options (2013 – 6,073,051 options) (Note 17) outstanding was anti-dilutive, and therefore excluded from the computation of diluted net loss per share.

VERIS GOLD CORP.| 30

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

22.	Commitments and contingencies

The complex nature of the Company’s operations, as well as the regulatory environment in which it operates can result in occasional claims; investigatory matters; and, legal and tax proceedings that arise from time to time.  Each of these matters is subject to various uncertainties and may ultimately be resolved with terms unfavorable to the Company.   This being the case certain conditions may exist as of the date the financial statements are issued, which could result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations, or the financial condition, of the Company. In the event of a change in management’s estimate of the future resolution of such matters, the Company will recognize the effects of the change in its consolidated financial statements at that time.

a)	On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice (“DOJ”) representing the Environmental Protection Agency (“EPA”), alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company responded to the allegations and had numerous discussions with the EPA on the matter in order to determine the nature of the violations. In December of 2013 the Company negotiated a tentative settlement with the DOJ and the EPA which involves entering into a Consent Decree (“CD”) outlining the ongoing reporting requirements of the Company and, once this CD is ultimately and duly entered by a court of competent jurisdiction, a settlement payment of $1.1 million will be due within 60 days thereof. No admission of fault has been made with respect to these matters. Based on numerous factors, including economic considerations such as the ultimate cost and time required to prepare a defense of this matter, the Company made the decision that it would be better served with a settlement arrangement in this manner. A provision of $1.1 million relating to these matters has been made as of March 31, 2014.

b)	On September 30, 2013, the EPA filed an administrative complaint in EPA Region IX against the Company alleging violations of the Emergency Planning and Community Right-to-Know Act for the alleged failure to properly file Toxic Release Inventory Form Rs. The Company has responded to the EPA and been engaged in ongoing discussions with the EPA in order to determine the nature of the alleged violations. Discussions continue to proceed toward a possible settlement and discussions on settling the matter without admitting liability are actively underway. The final outcome and the extent of any potential liability or settlement payment(s), if any, is not yet determinable.

c)	During the fourth quarter of 2013 the Company and the NDEP negotiated and executed a second modified consent decree (the “Second Modified CD”), modifications were made to remove all the completed items included in the previous consent decree; and, to refine the timelines for the remaining restoration projects, primarily the engineering, design and implementation of facilities for the treatment of water seepage from the resurfaced RDA sites. In conjunction with these revised timelines for the water treatment plans, the Second Modified CD includes an agreement by the Company to secure $10 million of bonding before May 30, 2014 to provide surety for the potential solutions that will be put in place. By securing this bonding the Company can avoid all outstanding penalties and interest amounts potentially due to the NDEP, which could total as much as $10.5 million. Subsequent to year end, the Company failed to meet the first two payments for bonding which were necessary to have the penalties waived. The Company continues to work with the NDEP but has recorded a provision of $10.6 million for penalties which may be payable in the event that the Company is unable to resolve this matter.

VERIS GOLD CORP.| 31

Notes to Condensed Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2014 and 2013
(Tabular amounts in thousands of US dollars unless otherwise noted - Unaudited)

d)	The Company is required to incur $5.0 million on exploration in Canada before January 1, 2015 in order to be able to satisfy its obligations to renounce the related tax benefit as required by flow-through share financings closed in the three months ended March 31, 2014. The Company would record a provision after January 1, 2015, of $2.2 million, to satisfy flow-through share obligations in the event that the Company did not incur and renounce further exploration expenditures in Canada after March 31, 2014.

e)	Lease Commitments

The Company is committed under various operating leases to the following annual minimum payments:

	March 31,	December 31,
	2014	2013
2014	$315	$316
2015	131	210

	$446	$526

23.	Subsequent events

Subsequent to March 31, 2014, the Company entered into a Heads of Agreement with Eric Sprott for the creation and sale of a 0.5% Net Smelter royalty for proceeds of US$7,500,000. Proceeds were delivered to Veris Gold at the date of closing, April 10, 2014.

VERIS GOLD CORP.| 32